Exhibit 99.1

Bohai Leasing to acquire 20% strategic interest in Avolon for US$429 million

Cash tender offer at US$26 per share representing

14.5% premium to last week’s VWAP and 30% premium to IPO price

Strategic investment will strengthen Avolon’s relationships

in the highly attractive Chinese aviation market

NYSE: AVOL	SZSE: 000415

Dublin, Ireland and Beijing, China | July 14, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, and Bohai Leasing Co., Ltd. (SZSE: 000415) (“Bohai”), the Chinese leasing and financial services company affiliated with HNA Group, today announce that they have entered into an agreement under which Bohai will make a cash tender offer for 20% of the outstanding common shares of Avolon at a price of US$26 per common share (the “Transaction”). The Transaction will be open to all Avolon shareholders.

The cash tender offer of US$26 per share represents a 14.5% premium to Avolon’s volume-weighted average price last week (July 6 – 10, 2015) and a 30% premium to Avolon’s Initial Public Offering at US$20 per share in December 2014, reflecting the substantial embedded equity value of Avolon’s existing portfolio and its sector leading platform.

This strategic investment by Bohai reinforces Avolon’s position as a leading independent aircraft lessor and allows Bohai to more rapidly expand its exposure to the global aircraft leasing sector. Bohai’s strong presence in the aviation and transportation finance and leasing sectors in China will help strengthen Avolon’s relationships in the rapidly growing Chinese aviation market.

The Directors of both Avolon and Bohai unanimously support the Transaction and believe this strategic investment by Bohai will deliver long-term value for shareholders in both companies.

Denis Nayden, Avolon’s Chairman, commented:

“Our objective at Avolon is to accelerate our growth and build on our position as a leading global aircraft lessor. Bohai Leasing’s strategic investment enhances Avolon’s profile, positioning and relationships in the Chinese aviation market – a market which we believe offers one of the most compelling growth opportunities in global aviation over the next two decades. Today’s announcement is another positive step in the Avolon journey and we are excited by the growth potential and prospects for the business.”

Dómhnal Slattery, Avolon’s CEO, commented:

“The acquisition of a 20% stake in Avolon by Bohai, at a premium to our current share price, reflects their confidence in the outlook for the sector, the attractiveness of the Avolon investment case and the strength of our global franchise. We are proud to welcome Bohai as a strategic investor in Avolon and look forward to developing our relationship with both Bohai and the broader HNA Group”.

Chris Jin, CEO of Bohai, commented:

“Avolon is a leading global player in the aircraft leasing industry and we are delighted to announce this strategic investment. Our vision at Bohai is to build each of our transportation finance businesses into global leaders for the benefit of Bohai shareholders. This investment in Avolon will bring Bohai an increased presence in the global aircraft leasing sector and Bohai will have a strong interest in benefiting from Avolon’s profitable growth.”

Bharat Bhise, CEO of Bravia Capital, commented:

“We are pleased to have brought this investment opportunity to Bohai Leasing which will expand its footprint in the global aircraft finance market. We believe that Avolon shareholders will also benefit from stronger relationships in one of the world’s fastest growing aviation markets. In structuring this transaction Bravia expects the investment will generate long-term value for shareholders in both companies.”

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Transaction Overview

Bohai Leasing has committed to make a cash tender offer for 20% of the outstanding common shares of Avolon at a price of US$26 per common share. The cash tender offer is open to all Avolon shareholders and is expected to be formally launched on or about July 31, 2015 upon completion of Bohai’s shareholder approval process. To facilitate the approval process, HNA Group, Bohai’s largest shareholder, has agreed to vote its shareholding in Bohai in favour of The Transaction. The Transaction is not subject to any financing contingency or Chinese capital control approvals and is expected to complete by the end of August, 2015.

Avolon’s Sponsors and their Syndicatees have agreed to tender such shares into the offer as are necessary for Bohai to acquire a 20% shareholding in Avolon. The Transaction will further reduce the shareholding of Avolon’s Sponsors and their Syndicatees since Avolon’s Initial Public Offering in December 2014.

Concurrently with the closing of the Transaction, Avolon’s Shareholders’ Agreement will be amended to provide customary safeguards for the benefit of public shareholders and ensure that Avolon will retain full strategic flexibility including the ability to participate in industry consolidation opportunities and pursue other transactions to drive value for all shareholders. Bohai has committed to a standstill arrangement whereby it will be restricted from acquiring additional shares without the consent of the Avolon Board for a period of two years except in certain limited circumstances. In any event, Bohai has also committed not to increase its shareholding in Avolon above 30% unless as part of a fully-financed cash tender offer for all of the outstanding common shares of Avolon, which offer will be conditioned upon a majority of the shares held by shareholders other than Bohai being tendered. Avolon will retain full strategic flexibility to enter into a transaction with Bohai or any other third party, including a change of control transaction. Bohai has agreed to support any change of control transaction recommended by the Avolon Board by voting its shares as recommended by the Avolon Board. In addition, without the consent of the Avolon Board for a period of one year following the completion of the tender, Bohai will be subject to a lock-up arrangement that restricts the sale of its Avolon shares except in certain limited circumstances.

Following completion of the Transaction, Bohai will be entitled to nominate one non-executive Director to the Avolon Board.

Bravia Capital is serving as exclusive financial advisor to Bohai, and Sidley Austin LLP is serving as Bohai’s legal counsel. J.P. Morgan Securities LLC is serving as exclusive financial advisor to Avolon, and Weil, Gotshal & Manges LLP is serving as Avolon’s legal counsel.

About Avolon Holdings Limited

Avolon is an international aircraft leasing company, headquartered in Ireland, with regional offices in the China, Dubai, Singapore and the United States. Avolon provides aircraft leasing and lease management services. At June 30, 2015, Avolon had an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries. See: www.avolon.aero

Avolon will announce its 2015 second quarter earnings on August 5, 2015 at 6.00am ET.

About Bohai Leasing Co., Ltd

Bohai Leasing is a Chinese public company listed on the Shenzhen Stock Exchange, and is the only listed leasing company in China. Bohai owns a portfolio of world class equipment and transportation asset leasing companies and is a majority controlled subsidiary of the HNA Group of PRC (“HNA”). For more information, please visit Bohai’s website: www.bohaileasing.com/en/

About Bravia Capital

Bravia Capital is a Hong Kong based investment and advisory firm with a primary focus on transportation, logistics, infrastructure and financial services investments worldwide. Bravia Capital has recently completed several key acquisitions in the transportation and logistics sectors on behalf of itself and its partners: Cronos Limited (2015), PT Energi Andalan Terutama (2014), TIP Trailer Services Group (2013), Africa World Airlines in Ghana (2012), GE SeaCo (2011), MyCargo Airlines (2011), MyTECHNIC (2010), and Hong Kong Aviation Capital (2010). For more information, please visit Bravia Capital’s website: www.braviacapital.com

ENDS

Bohai Leasing | Avolon	Page 2

Avolon Contacts:

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	E: ir@avolon.aero
Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	E: ir@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	E: ir@avolon.aero

Bohai Contacts:

Jiawei Wang

Board Secretary’s Office

Bohai Leasing Co., Ltd

T: +86 10 5758 3682

E: jiawei-wang@bohaileasing.com

Important Information

The tender offer for the outstanding common stock of Avolon referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of Avolon’s common stock. The solicitation and the offer to purchase shares of Avolon’s common stock will only be made pursuant to an offer to purchase and related materials that Bohai intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Bohai will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Avolon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

AVOLON STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Avolon’s Investor Relations Department by e-mail at ir@avolon.aero

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

These risks, uncertainties and assumptions include, but are not limited to, the ability of Bohai to obtain required shareholder approvals, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in Avolon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause Avolon’s actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. Avolon expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in Avolon’s expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

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